Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	Year Ended December 31,
	2014	2013	2012	2011		2010

Income (loss) from continuing operations excluding income or loss from equity investments	$(522,387)	$(1,089,023)	$(1,102,837)	$52,824		$125,598
Adjustments:
Fixed charges	402,089	450,743	367,238	294,484		152,730
Distributed income from equity investments	12,603	13,536	5,342	19,360		9,917
Capitalized interest, net of amortization	5,078	(13,518)	19,163	2,113		4,417
Arch Western Resources, LLC dividends on preferred membership interest	—	—	(72)	(91)		(107)
Total loss	$(100,192)	$(638,262)	$(711,166)	$368,690		$292,555
Fixed charges:
Interest expense	$390,946	$381,268	$317,615	$230,186		$142,549
Capitalized interest	—	15,918	15,625	1,937		—
Costs of debt retirement and write-off of related capitalized financing costs	—	42,921	23,668	51,448		—
Arch Western Resources, LLC dividends on preferred membership interest	—	—	72	91		107
Portions of rent which represent an interest factor	13,568	10,636	10,258	10,822		10,074
Total fixed charges	$404,514	$450,743	$367,238	$294,484		$152,730

Ratio of earnings to fixed charges	N/A	N/A	N/A	1.25	x	1.92	x

Total loss consists of loss from continuing operations before income taxes and are adjusted to include only distributed income from affiliates accounted for on the equity method and fixed charges (excluding capitalized interest).  Fixed charges consist of interest incurred on indebtedness, the portion of operating lease rentals deemed representative of the interest factor and the amortization of debt expense.